SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. _____)

HYB HOLDING CORP.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

44861C109
(CUSIP Number)

DAVID RUBIN c/o eProdigy Financial LLC 90 Broad Street, 16th Floor New York, NY 10004 516-322-2680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. □

CUSIP No. 44861C109		13D	Page 2 of 4 Pages
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Storm Funding LLC EIN: 84-2217522
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * PF
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF	7.	SOLE VOTING POWER
SHARES		6,465,442
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		6,465,442
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,465,442
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 66.6%
14.		TYPE OF REPORTING PERSON 00

CUSIP No. 44861C109		13D	Page 3 of 4 Pages
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): David Rubin
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * PF
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
NUMBER OF	7.	SOLE VOTING POWER
SHARES		6,465,442
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		6,465,442
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,465,442
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 66.6%
14.		TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, (the "Common Stock") of HYB Holding Corp., a Utah corporation (the "Company"). The principal executive offices of the Company are located at 181 Dante Avenue, Tuckahoe, New York 10707.

Item 2. Identity and Background (Storm Funding LLC)

Storm Funding LLC was organized in the State of Delaware. Its principal business is to function as a holding company for investments by David Rubin. The address of its principal business and principal office is 90 Broad Street, 16th Floor, New York, NY 10004. During the past five years, Storm Funding LLC has not been convicted in any criminal proceeding. During the past five years, Storm Funding LLC has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2. Identity and Background (David Rubin)

a.	Name: David Rubin
b.	Business Address: 90 Broad St., 16th Floor, New York, NY 10004
c.	Present employment: - CEO of eProdigy Financial LLC, 90 Broad St., 16th Floor, New York, NY 10004.
d.	During the past five years, David Rubin has not been convicted in any criminal proceeding.
e.	During the past five years, David Rubin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The cash used to acquire the shares were the personal funds of the Reporting Persons.

Item 4. Purpose of Transaction.

The Reporting Persons have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except that the Reporting Persons intend that the Company will acquire an operating business, which may involve a merger or other corporate transaction.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Persons provided on their cover pages is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Persons provided on their cover pages is incorporated here by reference.

(c) On September 4, 2020 Storm Funding Inc., which is wholly-owned by David Rubin, purchased for its own account 6,465,442 shares of the Company's common stock for a purchase price of $235,000. The shares were purchased from Robert Brantl for $125,000 cash and a promissory note in the amount of $110,000.

(d) The right to receive dividends and to receive the proceeds of the sale of the securities is held, as to 862,701 of the shares, by persons other than the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2020	Storm Funding LLC By: /s/ David Rubin
David Rubin, Manager

/s/ David Rubin
David Rubin

Page 4 of 4 pages